Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472


The following was distributed to Hughes and PanAmSat employees on September 26, 2002:

                                                           September 26, 2002


TO:  Hughes and PanAmSat Employees

I know you have read with extreme interest, as I have, all the news articles regarding our merger that have appeared in the past few days. I'd like to clarify some of the details for you.

First, you should know that Hughes and GM representatives met with the Justice Department Antitrust Division Tuesday, and we were assured that the staff recommendations regarding approval of the merger have not been made. We are still engaged in discussions with both the Justice Department and Federal Communications Commission, and the review process is ongoing.

Also, there was speculation in yesterday's Los Angeles Times that a management-led buyout of DIRECTV was under consideration, and that DIRECTV President Roxanne Austin had discussed this possibility with senior leaders at DIRECTV. Roxanne has denied any such discussions, and I can personally assure you that no such alternatives are being considered. I should also point out that any decisions on the future of Hughes and its operating companies always will be made by General Motors and Hughes corporate leaders, not by individual operating companies.

I would also like to remind all employees that any comments or speculation regarding confidential or sensitive business information to the press or other third parties are not only inappropriate, they are very unproductive, and violate company policy.

Let me reiterate that the leaders of Hughes and GM are thoroughly committed to completing our proposed merger with EchoStar. I strongly believe that this merger is the best outcome for our company, our customers, and our shareholders. Our management focus is on completing the merger while running our businesses as efficiently and competitively as possible, so that we enter the merger as a stronger and healthier company and give a running start to the newly merged enterprise.

We have delivered a letter to the Los Angeles Times communicating these points, and a copy of that letter is available on our website.

Thanks, as always, for your patience regarding the merger and your persistence in striving for excellence in your business.

Jack


In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.


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